GlobalFoundries Reports Second Quarter 2022 Financial Results
Record Revenue, Gross Profit, and Net Income

Malta, New York, August 9, 2022 - GlobalFoundries Inc. (GF) (Nasdaq: GFS) today announced preliminary financial results for the second quarter ended June 30, 2022.
Key Second Quarter Financial Highlights
•Record revenue of $1.99 billion, up 23% year-over-year.
•Record gross margin of 27.0% and adjusted gross margin of 28.0%.
•Record operating margin of 14.9% and adjusted operating margin of 17.6%.
•Record net income of $264 million and adjusted net income of $317 million.
•Record adjusted EBITDA margin of 39.3%.
•Cash and cash equivalents and marketable securities of $3.3 billion.

“In the second quarter, the GF team delivered on its commitments to customers and shareholders,” said CEO Dr. Thomas Caulfield. "We shipped a record 630 thousand wafers in the quarter, driven by double-digit growth at sites in the US and Europe. Our revenue grew 23% year-over-year, and we delivered record profitability, making significant progress towards our long-term financial model. Despite global supply chain challenges, the GF team continues to execute to our expansion plans as we build out capacity to meet our customers' long-term needs. We remain on track to deliver a strong year of growth and profitability.”

Recent Business Highlights:

•On the heels of the passage of the US CHIPS Act, GF announced the extension of its long-term agreement with Qualcomm which adds more than $4 billion in incremental wafer purchases from GF's Malta, New York facility. With this extension, the total long-term agreement with Qualcomm now represents more than $7 billion in global revenue through 2028 across multiple technologies.
•GF and ST Microelectronics signed a definitive agreement to create a new, jointly-operated 300mm semiconductor manufacturing facility adjacent to ST's existing 300mm facility in Crolles, France. This new facility, combined with GF's capacity expansion in Dresden, Germany, will triple GF's capacity in Europe through 2028.
•GlobalFoundries announced that its first tool has been moved into the company's new facility on its Singapore campus.

Unaudited Summary Quarterly Results (in millions USD, except per share amounts and wafer shipments)1

				Year-over-year		Sequential
	Q2'22	Q1'22	Q2'21	Q2'22 vs Q2'21		Q2'22 vs Q1'22

Net revenue	$1,993	$1,940	$1,620	$373	23%	$53	3%

Gross profit	$538	$469	$231	$307	133%	$69	15%
Gross margin	27.0%	24.2%	14.3%		+1,270bps		+280bps

Adjusted gross profit[1]	$559	$490	$267	$292	109%	$69	14%
Adjusted gross margin	28.0%	25.3%	16.5%		+1,150bps		+270bps

Operating profit (loss)	$297	$225	$(103)	$400	388%	$72	32%
Operating margin	14.9%	11.6%	(6.4)%		+2,130bps		+330bps

Adjusted operating profit (loss)[1]	$350	$279	$41	$309	754%	$71	25%
Adjusted operating margin	17.6%	14.4%	2.5%		+1,510bps		+320bps

Net income (loss)	$264	$178	$(174)	$438	252%	$86	48%
Net income (loss) margin	13.2%	9.2%	(10.7)%		+2,390bps		+400bps

Adjusted net income (loss)[1]	$317	$232	$(30)	$347	1,157%	$85	37%
Adjusted net income (loss) margin	15.9%	12.0%	(1.9)%		+1,780bps		+390bps

Diluted earnings (loss) per share ("EPS")	$0.48	$0.33	$(0.35)	$0.83	237%	$0.15	45%

Adjusted diluted earnings (loss) per share[1]	$0.58	$0.42	$(0.06)	$0.64	1,067%	$0.16	38%

Adjusted EBITDA[1]	$784	$698	$466	$318	68%	$86	12%
Adjusted EBITDA margin	39.3%	36.0%	28.8%		+1,050bps		+330bps

Cash from operations	$609	$845	$434	$175	40%	$(236)	(28)%

Wafer shipments (300MM Equivalent) (in thousands)	630	625	595	35	6%	$5	1%

1Adjusted gross profit, adjusted operating profit (loss), adjusted net income (loss), adjusted diluted earnings (loss) per share, and adjusted EBITDA are adjusted non-IFRS metrics; please see the reconciliation of IFRS to adjusted non-IFRS metrics in the section "Unaudited Reconciliation of IFRS to Adjusted non-IFRS" below.

Summary of Third Quarter 2022 Outlook (unaudited in millions USD, except per share amounts)2

	IFRS	Share-based compensation	Non-IFRS Adjusted
Net revenue	$2,035 - $2,065	—	—
Gross Profit	$557 - $590	$19 - $23	$580 - $609
Gross Margin (mid-point)	28.0%		29.0%
Operating Profit	$301 - $343	$38 - $46	$347 - $381
Operating Margin (mid-point)	15.7%		17.8%
Net Income	$278 - $318	$38 - $46	$324 - $356
Net Income Margin (mid-point)	14.5%		16.6%
Diluted EPS	$0.50 - $0.58		$0.59 - $0.65
Adjusted EBITDA	—		$775 - $813
Adj. EBITDA Margin (mid-point)			38.7%
2The guidance provided above contains forward-looking statements as defined in the U.S. Private Securities Litigation Act of 1995, and is subject to the safe harbors created therein. The guidance includes management’s beliefs and assumptions and is based on information currently available. GF has not provided a reconciliation of its Third Fiscal Quarter outlook for adjusted Non-IFRS EBITDA and related Margin because estimates of all of the reconciling items cannot be provided without unreasonable efforts. Certain factors that are materially significant to GF’s ability to estimate these items are out of its control and/or cannot be reasonably predicted.

Unaudited Consolidated Statements of Operations

	Three Months Ended
(in millions USD, except for per share amounts)	June 30, 2022	June 30, 2021

Net revenue	$1,993	$1,620
Cost of revenue	1,455	1,389
Gross profit	$538	$231
Operating expenses:
Research and development	$120	$132
Sales, marketing, general and administrative	121	202
Total operating expenses	$241	$334
Operating profit (loss)	297	(103)
Finance expense, net	$(19)	$(28)
Other income (loss)	16	(23)
Income tax expense	(30)	(20)
Net income (loss)	$264	$(174)
Attributable to:
Shareholders of GlobalFoundries	$264	$(173)
Non-controlling interest	—	$(1)
Earnings (loss) per share :
Basic	$0.49	$(0.35)
Diluted	$0.48	$(0.35)
Shares used in earnings (loss) per share calculation
Basic	535	500
Diluted	550	500

Unaudited Consolidated Statements of Financial Position

(in millions USD)	June 30, 2022	December 31, 2021

Assets:
Cash and cash equivalents	$2,474	$2,939
Receivables, prepayments and other	1,247	1,231
Marketable securities	525	—
Inventories	1,262	1,121
Current assets	$5,508	$5,291
Deferred tax assets	$313	$353
Property, plant, and equipment, net	9,410	8,713
Other assets	963	671
Noncurrent assets	$10,686	$9,737
Total assets	$16,194	$15,028
Liabilities and equity:
Current portion of long-term debt	$262	$297
Other current liabilities	3,051	2,866
Current liabilities	$3,313	$3,163
Noncurrent portion of long-term debt	$1,908	$1,716
Other liabilities	2,315	2,116
Noncurrent liabilities	$4,223	$3,832
Shareholders' equity:
Common stock/additional paid-in capital	$23,684	$23,498
Accumulated deficit	(15,026)	(15,469)
Accumulated other comprehensive (loss)	(51)	(54)
Non-controlling interest	51	58
Total liabilities and equity	$16,194	$15,028

Unaudited Consolidated Statements of Cash Flows

	Three Months Ended
(in millions USD)	June 30, 2022	June 30, 2021

Cash flows from operating activities:
Net income (loss)	$264	$(174)
Depreciation and amortization	411	408
Finance expense, net and other	(10)	(2)
Deferred income taxes	22	12
Other non-cash operating activities	23	131
Net change in working capital	(101)	59
Net cash provided by operating activities	$609	$434

Cash flows from investing activities:
Purchases of property, plant, equipment, and intangible assets	$(812)	$(423)
Other investing activities	(792)	217
Net cash used in investing activities	$(1,604)	$(206)

Cash flows from financing activities:
Proceeds (repayment) of debt, net	$124	$(108)
Other financing activities	83	45
Net cash (used in) provided by financing activities	$207	$(63)
Effect of exchange rate changes	$(2)	$5
Net change in cash and cash equivalents	$(790)	$170
Cash and cash equivalents at the beginning of the period	3,264	635
Cash and cash equivalents at the end of the period	$2,474	$805

Unaudited Reconciliation of IFRS to Adjusted Non-IFRS

	Three Months Ended
(in millions USD)	June 30, 2022	March 31, 2022	June 30, 2021

Gross profit	$538	$469	$231
Gross profit margin	27.0%	24.2%	14.3%
Share based compensation	$21	$21	$36
Adjusted gross profit	$559	$490	$267
Adjusted gross profit margin	28.0%	25.3%	16.5%

Operating profit (loss)	$297	$225	$(103)
Operating profit (loss) margin	14.9%	11.6%	(6.4)%
Share based compensation	$53	$54	$144
Adjusted operating profit	$350	$279	$41
Adjusted operating profit margin	17.6%	14.4%	2.5%

Net income (loss)	$264	$178	$(174)
Net income (loss) margin	13.2%	9.2%	(10.7)%
Share based compensation	$53	$54	$144
Adjusted net income (loss)	$317	$232	$(30)
Adjusted net income (loss) margin	15.9%	12.0%	(1.9)%

Diluted earnings (loss) per share	$0.48	$0.33	$(0.35)
Share based compensation	$0.10	$0.09	$0.29
Adjusted diluted earnings (loss) per share	$0.58	$0.42	$(0.06)

Unaudited Reconciliation of Net Income (Loss) to Adjusted EBITDA

	Three Months Ended
(in millions USD)	June 30, 2022	March 31, 2022	June 30, 2021

Net income (loss) for the period	$264	$178	$(174)
Depreciation and amortization	$411	$408	$408
Finance expense	$26	$29	$29
Income tax expense	$30	$29	$20
Share based compensation	$53	$54	$144
Restructuring and corporate severance programs	—	—	$5
Gains on transactions, legal settlements and transaction expenses	—	—	$34
Adjusted EBITDA	$784	$698	$466
Adjusted EBITDA margin	39.3%	36.0%	28.8%

Adjusted Financial Measures (Non-IFRS)

In addition to the financial information presented in accordance with IFRS, this press release includes the following adjusted non-IFRS metrics: adjusted gross profit, adjusted operating profit, adjusted net income (loss), adjusted diluted earnings (loss) per share and adjusted EBITDA. We define adjusted gross profit as gross profit adjusted for share-based compensation expense. We define adjusted operating profit as profit from operations adjusted for share-based compensation expense. We define adjusted net income (loss) as net income (loss) adjusted for share-based compensation expense. We define adjusted diluted EPS as adjusted net income (loss) divided by the dilutive shares. We define adjusted EBITDA as net income (loss), excluding the impact of finance expense, income tax expense, depreciation, amortization, share-based compensation expense, transaction gains and associated expenses, restructuring charges and litigation settlements.

We believe that in addition to our results determined in accordance with IFRS, these adjusted non-IFRS measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. These adjusted non-IFRS financial measures provide supplemental information regarding our operating performance that excludes certain gains, losses and non-cash charges that occur relatively infrequently and/or that we consider to be unrelated to our core operations. For further information regarding these non-IFRS measures, please refer to "Unaudited Reconciliation of IFRS to Adjusted Non-IFRS" table above.

Adjusted non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of adjusted non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as a comparative measure.

Conference Call and Webcast Information

GF will host a conference call with the financial community on Tuesday, August 9, 2022 at 8:30 a.m. U.S. Eastern Time (ET) to review the Second Quarter 2022 results in detail. Interested parties may join the scheduled conference call by registering https://register.vevent.com/register/BIeafbd546fa2f42e4bcf2451abc7b44cf

The call will be webcast and can be accessed from the GF Investor Relations website https://investors.gf.com. A replay of the call will be available on the GF Investor Relations website within 24 hours of the actual call.

About GlobalFoundries

GlobalFoundries® (GF®) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

Forward-looking Statements

This press release includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by the COVID-19 pandemic and supply chain disruptions due to the Russia/Ukraine conflict and actions taken in response to such events; the market for our products may develop more slowly than expected or than it has in the past; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; and global economic conditions could deteriorate. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2021 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission. Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

For further information, please contact:

Investor Relations
ir@gf.com